May 7, 2019

Joseph Mahavuthivanij
Chief Executive Officer
Mythic Collection, LLC
16 Lagoon Ct
San Rafael, CA 94903

       Re: Mythic Collection, LLC
           Offering Statement on Form 1-A
           Filed April 9, 2019
           File No. 024-10983

Dear Mr. Mahavuthivanij:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A Filed April 9, 2019

Offering Summary, page 3

1. In an appropriate place in this section, please revise your disclosure to clearly state that there is no public market for these securities and that the only liquidity event available to investors is the distribution of Free Cash Flow, once you commence generating revenues, if any.
Use of Proceeds, page 5

2. Please refer to your disclosures regarding the anticipated use of proceeds from this offering, both here and on page 21. Please revise your discussion of the Asset Cost on page 5 to clarify, if true, that you have already acquired the Series Alpha Black Lotus from a third party Asset Seller and your proceeds will be used, in part, to repay the loan from your Manager that was used to fund this asset purchase. If our understanding of your acquisition of the Series Alpha Black Lotus is incorrect, please tell us in detail in
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Comapany NameMythic Collection, LLC
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         your response when you will acquire the Series Alpha Black Lotus, who you will acquire it from, and why you obtained a loan from your Manager for $51,000 in February 2019.
3. We note you refer on page 5 to a down-payment made by the Manager as part of this asset purchase. Please tell us and revise your disclosure here and on page 21 to more clearly explain whether reimbursement of the down-payment made by the Manager is included in the $51,000 loan from the Manager or whether this represents an additional amount for which you will reimburse the Manager. If reimbursement of the down-payment made by the Manager is not included in the $51,000 loan, please tell us where reimbursement of this down-payment is reflected in the table on page 21 or why you believe it is appropriate to exclude reimbursement of this down-payment from your use of proceeds.
Governing Law, page 7

4. We note your disclosure that "the Company and the Operating Agreement will be governed by Delaware law and any dispute in relation to the Company and the Operating
         Agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of
         Delaware." Please revise to clearly disclose whether your exclusive forum provision applies to actions arising under the Securities Act or Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Risk Factors, page 8

5. Please provide risk factor disclosure regarding the statement in your independent auditor's report that there is "substantial doubt about [your] ability to continue as a going concern."
Use of Proceeds, page 21

6.       We note your disclosure that you expect gross proceeds of the offering to be
         approximately $125,000, yet your table indicates that you will allocate $125,000 to the
         "Cash Portion of the Asset Cost," representing 40.80% of your gross cash proceeds, and that you will allocate additional dollar amounts to other "Uses." We also note that your narrative description of total proceeds includes disclosure that you acquired the Series
         Alpha Black Lotus from the Asset Seller for $51,000. Please revise your disclosure for consistency, or explain why it appears that you have allocated more than your expected gross proceeds in your table.
7. Please refer to your tabular presentation of the anticipated use of proceeds from this offering. Please tell us what the line titled "Holding Period Profit to Manager" in the amount of $63,000 represents, and tell us how categorizing these unspent proceeds as holding period profit to manager is consistent with Section 4.1 of the Series Operating
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         Agreement.
8. Your disclosure in the first paragraph below your Use of Proceeds table suggests that you have already acquired the Series Alpha Black Lotus. However, you state in the second paragraph on page 22 that the Series Alpha Black Lotus will be owned by the Series upon payment of the loan. Please revise your disclosures for consistency. If you are making a distinction between ownership of this asset by the Company and ownership of this asset by the Series, please revise your disclosures to more transparently explain when and how the Company obtained ownership of this asset and when and how, if applicable, the Series will obtain ownership or other rights to this asset. Furthermore, please tell us how you considered whether the asset purchase agreement between the Company and the Asset
         Seller is a material contract that should be filed as an exhibit to your Form 1-A in accordance with Item 17 of Part II of Form 1-A, and, if there is a separate agreement for the sale or transfer of rights for the Series Alpha Black Lotus from the Company to the
         Series, please also tell us how you considered whether this agreement also should be filed as an exhibit. We note that the Series Operating Agreement states that the Underlying
         Asset is the Series Alpha Black Lotus but we are unable to locate where that agreement states, if true, that the Series will gain rights to this asset upon payment of the loan. If the
         Series will not obtain ownership of the asset, please clearly disclose this fact.
9. You disclose here that full documentation of the loan from Mythic Markets, Inc. is
         "included in Exhibit 6.2 hereto." Exhibit 6.2, however, appears to be a Software and
         Services License Agreement between North Capital Investment Technology, Inc., and
         Mythic Markets Inc. Please revise your disclosure for consistency, and file the loan agreement as an exhibit.
10.      Please provide support for your statement that the "Alpha Black Lotus
.. . . has realized a
         significant increase in value," and provide context for your statement. For example, disclose the time period in which the asset has increased in value, and the measure and method by which you determined "value."
11. Please describe any anticipated material changes in the use of proceeds if all of the securities being qualified on the offering statement are not sold. In this regard, we note your disclosure that, "[i]n the event that less than the Maximum Series MTG-ABL90
         Interests are sold in connection with this Offering, the Manager may pay, and not seek reimbursement for, Offering Expenses and Acquisition Expenses and may waive the
         Sourcing Fee," but you do not disclose the anticipated allocation of proceeds for less than the maximum offering amount. See Instruction 3 to Part II, Item 6 of Form 1-A.
Description of the Series Alpha Black Lotus
Summary Overview, page 22

12. We note your statement in this section that, "[u]pon completion of this Offering, the Series
         MTG-ABL90 Interest will purchase a Magic: The Gathering Alpha Black Lotus . . . as the
         Series MTG-ABL90 Asset." However, as noted above, it is unclear from your filing
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Comapany NameMythic Collection, LLC
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         whether you have already purchased the asset, and whether you intend for you or the
         Series to be the owner of the asset. Further, it appears that, if you sell less than the maximum in this offering, proceeds will be used to pay less than the total cash portion of the Asset Cost. In this regard, please clarify the interest Investors will hold in the Alpha
         Black Lotus upon completion of the offering, including any differences in investor interests if the full cash portion of the asset will not be repaid from the offering proceeds, and whether you or investors in the Series will own the asset. Management's Discussion and Analysis of Financial Condition and Results of Operations, page
24

13. You disclose in the third paragraph under this heading that the loan was obtained during the period ended January 31, 2019. However, disclosures elsewhere in your filing indicate that the loan was obtained in February 2019. Please revise your disclosure for consistency.
14. You disclose elsewhere in your filing that subsequent to your financial statement date of
         January 31, 2019, you both obtained a loan from your Manager and used the loan proceeds to acquire the Series Alpha Black Lotus. As such, it appears that you may already have incurred some or all of the acquisition expenses and operating expenses described in the table on page 38. In order to better comply with Item 9(d) of Part II,
         Model B, of Form 1-A and to provide your investors with context for your plan of operations for the 12 months following the offering, please revise your disclosure to describe all known events that are reasonably likely to have a material impact on your financial statements or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. At a minimum, it appears you should add disclosure describing your acquisition of the Series Alpha Black Lotus and any acquisition or operating expenses you have incurred thus far, or your Manager has incurred on your behalf, in order to provide investors in this offering with management's insight into how your future financial statements are expected to differ from your historical financial statements. Alternatively, if you or your Manager will not obtain any or all of the services designated as operating expenses on page 38, including but not limited to storage, security and insurance, until after the closing of this offering, please clearly disclose such to your investors.
Plan of Distribution and Subscription Procedure
Plan of Distribution, page 25

15. We note your disclosure that "Mythic Markets owns and operates a web-based (desktop
         & mobile) investment platform called Mythic Markets," that "[n]either Mythic Markets,
         Inc. nor any other affiliated entity involved in the offer and sale of the Interests is a member firm of FINRA . . . ," and that you have not engaged a broker-dealer. In this regard, please clarify who will be offering and selling your interests in this offering, clearly identify the services to be provided by the Manager with regards to the Mythic
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Mythic Collection, LLC
May 7, 2019
Page 5
         Markets Platform and disclose whether any persons affiliated with you are relying upon
         Rule 3a4-1 in connection with this offering.

         As a related matter, please clarify if the Mythic Markets Platform refers to both your investment platform and potential future trading platform and clarify if the investment platform is currently operational. In this regard, we were unable to locate the subscription application on your public website. If the investment platform is not yet operational, please clarify how you intend to distribute the Interests to investors if it fails to become operational. If applicable, please also make changes to your "How to Subscribe"
         disclosure, providing an alternative, if any, for investors to subscribe to your offering without using the Mythic Markets Platform. In this regard, we note that step two indicates an investor must complete an application on the Mythic Markets Platform to subscribe.
Plan of Operations, page 25

16. We note your disclosure that the Series MTG-ABL90 is intended to "start operations" at the time of the closing of the offering. Please describe what is meant by "operations" in this section. In this regard, we note your disclosure that you "also intend to develop Fan
         Club Experiences" as described in the description of your business, but it is unclear what, if any, additional operations the series will engage in to generate revenue. Please also further describe your current plan to develop Fan Club Experiences. For example, disclose whether you have entered into any legally binding agreements related to your Fan
         Club Experiences. In this regard, we note your disclosures on page 16 that revenues are expected to be primarily derived from the use of your Underlying Asset in Fan Club
         Experiences, and on page 20 suggesting that you will generate revenues by 2020.
17. As a related matter, we note your disclosure that you "plan to launch approximately 10 to
         15 additional offerings in the next twelve months . . . [that] will enable the Company to reduce Operating Expenses for each series . . ." Considering your disclosure throughout the filing regarding the benefits from "economies of scale" that will result from holding more than one Underlying Asset, please balance your disclosure in this section by discussing the risks, if any, that such offerings will not be completed within the next twelve months.
18. Please state whether, in your opinion, the proceeds from this offering will satisfy your cash requirements or whether you will need to raise additional funds in the next six months to implement your plan of operations. In this regard, we note your disclosure that you anticipate the Fan Club Experiences will enable you to generate revenues for the
FirstName LastNameJoseph Mahavuthivanij Operating Expenses, but that you do not series to cover the ongoing post-closing
Comapany NameMythic Collection, revenues in fiscal year 2019. See Part II, Item 9(c) of Form anticipate generating enough LLC
May 7,1-A. Page 5
        2019
FirstName LastName
 Joseph Mahavuthivanij
FirstName LastNameJoseph Mahavuthivanij
Mythic Collection, LLC
Comapany NameMythic Collection, LLC
May 7, 2019
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FirstName LastName
Financial Statements for the Period Ended January 31, 2019
Note F - Subsequent Events, page F-11

19. You indicate elsewhere in your filing that the proceeds from the loan from your Manager were used by you to purchase the Series Alpha Black Lotus from a third party Asset
         Seller. Please revise your subsequent events footnote to describe the use of the proceeds from this loan, or tell us why such disclosure is not required.
20. This footnote states "[t]his loan is anticipated to be repaid with the proceeds of a subsequent offering that would not be borne by Series #MTG-ABL90." Please reconcile this statement with your Use of Proceeds disclosures on pages 5 and
21. Please revise
         disclosures throughout your filing as needed for consistency.
General

21. We note that, in the FAQs on your public website, you state that "[you] protect [y]our investors by offering only SEC-registered shares of asset-backed securities." By filing your offering statement on form 1-A, however, you are not "registering" your shares, but are seeking to qualify them through an exemption to registration under the Securities Act.
         Please revise your website to reflect that the securities you intend to offer to investors are not "registered" securities. Further, asset-backed securities, as such term is defined in
         Item 1101(c) of Regulation AB, are ineligible for use of Form 1-A pursuant to Rule
         261(c) of Regulation A. Please clarify whether you believe the securities you are qualifying in this offering are asset-backed securities, and why it is appropriate to qualify the same on a Form 1-A. Alternatively, please revise your website.
22. We note that Item 14 of your First Amended and Restated Series Limited Liability
         Company Agreement provides alternative dispute resolution procedures, including obligations of the parties to engage in negotiation, mediation, and as a last resort, binding arbitration. Please disclose in your offering circular whether this alternative dispute provision is intended to apply to actions arising pursuant to the U.S. federal securities laws. If the provision is intended to apply to federal securities law claims, please disclose, if true, that by agreeing to the provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations promulgated thereunder. Finally, please include corresponding risk factor disclosure, including but not limited to, increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that this provision can discourage claims or limit shareholders' ability to bring a claim in a judicial forum that they find favorable.
23. Please provide support for the following statements, or disclose that they are management's opinions or beliefs:

             "Today, an estimated 20 million people play Magic worldwide.Most of them started
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Comapany NameMythic Collection, LLC
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             playing after the Black Lotus went out of print. Many have never seen one in person.
             It has become so iconic that even people who've never played have heard of it;"

             "Magic: The Gathering is one of Hasbro's most profitable brands, with sustained year-
             over-year growth in popularity and revenue;"

             "This dichotomy and the disproportionate access to the market have resulted in the creation of significant latent demand from the enthusiast community to directly participate in an asset class that . . . they have passively watched deliver returns to a select group of individual collectors;"

             "The vintage comic book and collectible card market has truly become a globalized industry as vintage comic books and collectible cards have begun trading hands internationally and collectors and enthusiasts are attending an increasing number of auctions and conventions across the globe;"

             ". . . growing markets for vintage comic books and collectible cards in places such as
             Latin America and Russia create more price insulation from localized market conditions as demand is less tied to the specific health of the general U.S. economy;"

             "It is believed that ~75% of vintage comic book and collectible card transactions were consummated on a peer-to-peer basis at local comic and game stores, ~10% at auction and ~15% through convention vendors;" and

             "The market is recognizing the historical and cultural significance of the origin stories and rare artifacts representing their favorite heroes and card games. Ultimately, this results in the market recognizing the investment potential of comic books and collectible cards."
24. We note that your public website discloses that the trading platform will not be available and operational until "late 2019." Please state on your website, as you do in your Offering
         Circular, that there is no guarantee that a trading platform for secondary sales of your securities will ever develop or that appropriate regulatory approval to permit such secondary trading will ever be obtained. Also, please provide risk factor disclosure related to the platform, including risks related to any uncertainty of the platform becoming operational, whether you are required to register the platform, and any related risks regarding the uncertainty of regulatory approval, if applicable. In this regard, we only note risk factor disclosure regarding potential future brokerage activity of the Manager or its affiliates with regards to trading of Interests via the Mythic Markets Platform.
25. We note that your website includes a graph with information that compares the price change of the Magic: The Gathering cards to the S&P 500, Gold and U.S. Real Estate.
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       Please revise to remove such information from your website, as it appears to be inconsistent with the disclosures in your Offering Circular and could be confusing to investors given the lack of a current market for your securities.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Jennifer Thompson, Accounting Branch Chief, at 202-551-3737 if you
have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at 202-551-2545 or Jennifer L pez-Molina, Staff
Attorney, at 202-551-3792 with any other questions.



                                                             Sincerely,
FirstName LastNameJoseph Mahavuthivanij
                                                             Division of
Corporation Finance
Comapany NameMythic Collection, LLC
                                                             Office of Consumer
Products
May 7, 2019 Page 8
cc:       Jillian Sidoti
FirstName LastName